Exhibit 99.1

SatixFy Announces First Quarter 2024 Results

Rehovot, Israel – May 23, 2024 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE American: SATX), a pioneering force in next-generation satellite communication systems driven by in-house developed chipsets, has released its consolidated financial results as of and for the three months ended March 31, 2024.

Financial Highlights for the First Quarter of 2024

•
Total Revenues for the first quarter of 2024 were $1.9 million, a decrease of 20% compared to $2.4 million in the first quarter of 2023, with the vast majority of the revenues derived from development services and pre-production.

•
Gross Profit for the first quarter of 2024 was $1.6 million (gross margin of 83%), a 62% increase from $1.0 million (gross margin of 41%) in the first quarter of 2023. The increase in gross profit and margin was due to the delivery of services with lower cost during the first quarter of 2024.

•
Operating loss was $7.7 million in the first quarter of 2024, up from $6.0 million in the first quarter of 2023. The increase was mainly attributed to changes in our Research and Development (R&D) and General and Administrative expenses, as described below.

•	Expenses Breakdown:

•
Research and Development: $6.8 million, compared to $4.2 million for the first quarter of 2023. R&D expenses are mostly driven by the significant effort the Company is investing into the development of its space grade Application Specific Integrated Circuit (“ASICs”) in order to bring the ASICs to maturity. The increase in R&D expenses compared to the first quarter of last year is mostly attributed to increased efforts associated with post silicon expenses, along with a decrease of $1.1 million in grants received from the European Space Agency and UK government, which are recorded as offsets to R&D expenses.

•	Selling and Marketing: $0.5 million, compared to $0.8 million for the first quarter of 2023. The decrease was due to a decrease in payroll and related costs.

•	General and Administrative: $1.9 million, compared to $2.0 million for the first quarter of 2023. The decrease was due to a slight decrease in payroll and related costs.

•	Finance expenses: $3.6 million, compared to $26.3 for the first quarter of 2023. Finance expenses were comprised mostly of accrued interest associated with the Company's debt and other liabilities.

•
Net loss for the first quarter of 2024 was $11.3 million, or $0.14 per basic and diluted share, compared with a net loss of $32.4 million, or $0.40 per basic and diluted share, in the first quarter of 2023.

•	Cash and Cash Equivalents: Cash and cash equivalents as of March 31, 2024 amounted to $10.0 million, compared to $14.0 million as of December 31, 2023.

Management Commentary

Nir Barkan, Chief Executive Officer of SatixFy, commented, “Our Prime 2.0 and Sx4000 chips are currently at the customer sampling stages and we are well on track towards initial commercialization, which we expect by the end of the first quarter of 2025. SatixFy today stands at a key inflection point, and we look forward to tapping the fast-growing Low Earth Orbit (“LEO”) low-latency satellite market with our technology enabling broad data coverage, anywhere and at anytime. Specifically, our products will offer our customers the potential for significant capital expenditure  savings, highly improved communication efficiencies and performance, enabling a broader coverage footprint using fewer satellites. We continue to remain focused on our R&D investments in order to bring our customers this highly compelling value proposition via our market-leading technology, which we believe will ultimately underpin tomorrow’s leading satellite communication systems.”

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced Very Small Aperture Terminal and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, Medium Earth Orbit and Geostationary satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses the development of its space grade ASICs; its commercialization efforts and timing thereof; its ability to tap the fast-growing LEO low-latency satellite market with its technology enabling broad data coverage; the potential benefits of its products and technology, including the potential for capital expenditure savings, highly improved communication efficiencies and performance, enabling a broader coverage footprint using fewer satellites; its ability to bring its customers a highly compelling value proposition via its technology to underpin tomorrow’s leading satellite communication systems. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of USD)

	March 31,	December 31,
	2024	2023

ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	10,056	13,979
Trade accounts receivable	1,266	2,260
Contract assets	3,451	4,091
Prepaid expenses and other	2,291	2,332
Government departments and agencies receivables	3,691	3,076
Related parties	108	75
Promissory Notes	11,420	20,000
Inventory	1,604	1,475
Total current assets	33,887	47,288

NON-CURRENT ASSETS:
Other long-term receivables	2,000	2,000
Right-of-use assets, net	2,027	2,235
Property, plant and equipment, net	1,539	1,420
Investment in Jet Talk	1,547	1,551
Long term deposits	184	208
Total non-current assets	7,297	7,414

TOTAL ASSETS	41,184	54,702

	March 31,	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
CURRENT LIABILITIES:
Trade payables	1,601	1,378
Contract liabilities	1,086	1,720
European Space Agency advance payments	3,174	3,842
Prepayment from customer	3,683	3,858
Advanced payments from MDA Space Ltd against future orders	28,886	28,138
Lease liabilities	663	639
Other accounts payable and accrued expenses	5,425	9,704
Related parties	550	740
Total current liabilities	45,068	50,019

NON-CURRENT LIABILITIES:
Long term loans from financial institutions, net	62,702	59,792
Lease liabilities	1,832	2,067
Derivatives instruments liabilities	114	114
Liability for royalties payable	1,196	1,496
Total non-current liabilities	65,844	63,469

SHAREHOLDERS’ DEFICIT:
Share Capital	-	-
Share Premium	451,436	451, 093
Capital reserves	1,444	1,444
Accumulated deficit	(522,608)	(511,323)
Total shareholders’ deficit	(69,728)	(58,786)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	41,184	54,702

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME STATEMENT

(in thousands of USD)

	Three months ended
	March 31,
	2024	2023

Revenues:
Development services and preproduction	1,518	2,387
Sale of products	388	-
Total revenues	1,906	2,387

Cost of sales and services:
Development services and preproduction	249	1,408
Sale of products	73	-
Total cost of sales and services	322	1,408

Gross profit	1,584	979

Research and development expenses, net	6,798	4,184
Selling and marketing expenses	525	780
General and administrative expenses	1,926	2,018
Loss from operations	7,665	6,003

Finance income	48	2
Finance expenses	(3,662)	(2,154)
Derivative reevaluation	-	(24,141)
Company's share in the loss of a company accounted by equity method, net	(4)	(111)
Loss before income taxes	(11,283)	(32,407)
Income taxes	-	-
Loss for the period	(11,283)	(32,407)

Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations	-	(53)
Total comprehensive loss for the period	(11,283)	(32,460)

Basic and diluted loss per share (in dollars)	(0.14)	(0.40)
Basic and diluted weighted average ordinary shares outstanding	86,423	80,684